U.S. SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                           Form 12b-25

                   NOTIFICATION OF LATE FILING

                                         SEC File Number  1-13739

     (Check One):
     [ ]  Form 10-K and Form 10-KSB [ ] Form 20-F
     [ ]  Form 11-K [x] Form 10-Q and Form 10-QSB  [ ] Form N-SAR

     For Period Ended: March 31, 1999

     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR

     For the Transition Period Ended:

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     Read Attached Instruction Sheet Before Preparing Form.
     Please Print or Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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    If the notification relates to a portion of the filing
  checked above, identify the Item(s) to which the notification relates:

      This notification relates to certain financial information for New Energy Ventures, Inc.("NEV"), an affiliate which is not consolidated and which is owned 50 percent by the Registrant, to be included in Note 3 - Unregulated Energy Businesses of
      Item 1 - Financial Statements. The Registrant is required to include such financial information for NEV in the footnotes to the condensed consolidated financial statements pursuant to Regulation S-X, 210.10-01(b).


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Part I - Registrant Information
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     Full Name of Registrant: UniSource Energy Corporation

     Former Name If Applicable:    N/A

               220 West Sixth Street, Tucson, Arizona  85701
         ----------------------------------------------------
         Address of Principal Executive Office (Street and
                 Number), City, State and Zip Code

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Part II - Rules 12b-25 (b) and (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

  [x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

  [x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

  [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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Part III - Narrative
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State below in reasonable detail the reasons why Form 10-K and 10-
KSB, 20-F, 11-K, 10-Q and 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.
          (Attach Extra Sheets if Needed)

     Information necessary to complete the financial information of NEV is being finalized. The inability to file timely cannot be eliminated by the Registrant since the Registrant does not control the preparation of such financial information.

     See attached Exhibit letter from NEV.


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Part IV - Other Information
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  (1)  Name and telephone number of person to contact in regard to this notification

       Ira R. Adler            (520)           884-3703
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          (Name)            (Area Code)    (Telephone Number)

  (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                     [x] Yes    No

  (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                  [ ] Yes  [x]  No
  If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  UniSource Energy Corporation
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          (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  May 18, 1999        By:    /s/ Ira R. Adler
                                  ----------------
                           Name:  Ira R. Adler
                           Title: Executive Vice President and
                                  Principal Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
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                    ATTENTION
     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).